Filed Pursuant to Rule 424(b)(8)
Registration No. 333-117036
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 9, 2004)
4,000,000 Shares
Encore Acquisition Company
Common Stock
$32.00 per share

          We are selling 4,000,000 shares of our common stock. We have not granted the underwriter an option to purchase additional shares of common stock to cover over-allotments.
      Our common stock is listed on the New York Stock Exchange under the symbol “EAC.” The last reported sale price of our common stock on the New York Stock Exchange on March 29, 2006 was $32.78 per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 1 of the accompanying prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$32.00	$128,000,000
Underwriting Discount	$0.19	$760,000
Proceeds to Encore (before expenses)	$31.81	$127,240,000
      In addition to the underwriting discount, the underwriter may receive a commission equivalent from the investors up to the amount of $0.05 for each share of common stock sold to investors in the offering.
      The underwriter expects to deliver the shares to purchasers on or about April 4, 2006.

Citigroup
March 29, 2006

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

United Kingdom
      This document is an advertisement and not a prospectus approved by the Financial Services Authority. Copies of the prospectus will, following publication, be available from our registered office. Although it is intended that the prospectus will be approved by the Financial Services Authority as a prospectus prepared in accordance with the prospectus rules made under section 73A of the Financial Services and Markets Act 2000, this document has not been so approved. Similarly, although it is intended that the prospectus will be made available to the public in accordance with the prospectus rules, this document has not been made available in accordance therewith.
Other EEA member states
      This document is an advertisement for purposes of applicable measures implementing the European Prospectus Directive. A prospectus prepared pursuant to European Prospectus Directive and applicable implementing measures will be published. Copies of the prospectus, following publication, will be available from Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas 76102.

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SUMMARY
      This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in our common stock. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety before making an investment decision, including the information set forth under the heading “Risk Factors” in the accompanying prospectus. The estimates of proved oil and natural gas reserves at December 31, 2005, 2004 and 2003 included in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference are based upon the report of Miller and Lents, Ltd., an independent engineering firm.
Encore Acquisition Company
General
      We are a growing independent energy company engaged in the acquisition, development, exploitation, exploration, and production of onshore North American oil and natural gas reserves. Since our inception in 1998, we have sought to acquire high-quality assets with potential for upside through low-risk development drilling projects. Our properties — and our oil and natural gas reserves — are located in four core areas:

•	the Cedar Creek Anticline, or CCA, in the Williston Basin of Montana and North Dakota;

•	the Permian Basin of West Texas and southeastern New Mexico;

•	the Mid-Continent area, which includes the Arkoma and Anadarko Basins of Oklahoma, the North Louisiana Salt Basin, the East Texas Basin, and the Barnett Shale of North Texas; and

•	the Rockies, which includes non-CCA assets in the Williston and Powder River Basins of Montana and North Dakota, and the Paradox Basin of southeastern Utah.
      The CCA represented 60% of our total proved reserves as of December 31, 2005. The CCA is our most valuable asset today and in the foreseeable future. A large portion of our future success revolves around future exploitation of and production from this property through primary, secondary, and tertiary recovery techniques.
Executive Offices; Website
      Our executive offices are located at 777 Main Street, Suite 1400, Fort Worth, Texas 76102. Our main telephone number is (817) 877-9955. We maintain a website on the Internet at http://www.encoreacq.com. The information on our website is not incorporated by reference into this prospectus supplement.

The Offering

Common stock offered by us	4,000,000 shares.

Common stock to be outstanding after the offering	53,766,021 shares.

Use of proceeds	We intend to use the net proceeds from this offering to repay amounts outstanding under our revolving credit facility and for general corporate purposes. See “Use of Proceeds.”

Risk Factors	Please read the section entitled “Risk Factors” beginning on page 1 of the accompanying prospectus.

New York Stock Exchange Symbol	EAC
      The number of shares of our common stock outstanding after the offering is based upon 49,766,021 shares of common stock outstanding as of March 15, 2006, and excludes:

•	an aggregate of 1,541,115 shares of common stock issuable upon the exercise of outstanding stock options, of which 1,205,985 were exercisable as of March 15, 2006 with a weighted average price of $11.92 per share; and

•	1,219,296 shares of common stock reserved for additional grants under our incentive stock plan.

Summary Consolidated Financial and Operating Data
      The following table presents summary consolidated financial and operating data as of and for the periods indicated. The summary consolidated financial and operating data as of and for the three years ended December 31, 2005 is derived from our audited consolidated financial statements. Certain amounts of prior periods have been reclassified in order to conform to the current period presentation. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto contained in our most recent Annual Report on Form 10-K, which we incorporate by reference.

	Year Ended December 31,

	2005	2004	2003

	(Dollars in thousands)
Consolidated Statement of Operations Data:
Revenues:(1)
Oil	$307,959	$220,649	$176,351
Natural gas	149,365	77,884	43,745

Total revenues	457,324	298,533	220,096

Expenses:
Production —
Lease operations	68,395	47,142	37,846
Production, ad valorem, and severance taxes	45,601	30,313	22,013
Depletion, depreciation, and amortization	85,627	48,522	33,530
Exploration	14,402	3,907	—
General and administrative (excluding non-cash stock based compensation)	14,696	10,982	8,680
Non-cash stock based compensation	3,962	1,770	614
Derivative fair value (gain) loss	5,290	5,011	(885)
Loss on early redemption of debt	19,477	—	—
Other operating	9,485	5,028	3,481

Total expenses	266,935	152,675	105,279

Operating income	190,389	145,858	114,817

Other income (expenses):
Interest	(34,055)	(23,459)	(16,151)
Other	1,039	240	214

Total other income (expenses)	(33,016)	(23,219)	(15,937)

Income before income taxes and cumulative effect of accounting change	157,373	122,639	98,880
Current income tax benefit (provision)	2,084	(1,913)	(991)
Deferred income tax provision	(56,032)	(38,579)	(35,111)

Income before cumulative effect of accounting change	103,425	82,147	62,778
Cumulative effect of accounting change, net of income taxes	—	—	863

Net income	$103,425 (4)	$82,147	$63,641 (2)

Net income per common share:(3)
Basic	$2.12	$1.74	$1.41
Diluted	2.09	1.72	1.40
Weighted average number of shares outstanding:(3)
Basic	48,682	47,090	45,153
Diluted	49,522	47,738	45,500

	Year Ended December 31,

	2005	2004	2003

	(Dollars in thousands)
Other Financial Data:
Cash provided by (used by):
Operating activities	$292,269	$171,821	$123,818
Investing activities	(573,560)	(433,470)	(153,747)
Financing activities	281,842	262,321	17,303

	As of December 31,

	2005	2004	2003

	(Dollars in thousands)
Consolidated Balance Sheet Data:
Working capital	$(56,838)	$(15,566)	$(52)
Total assets	1,705,705	1,123,400	672,138
Total long-term debt	673,189	379,000	179,000
Stockholders’ equity	546,781	473,575	358,975

(1)	For the years ended December 31, 2005, 2004 and 2003, we reduced revenue for the payments of the net profits interests by $21.2 million, $12.6 million and $5.8 million, respectively.

(2)	Net income for the year ended December 31, 2003 includes a $0.9 million gain from the cumulative effect of accounting change related to the adoption of SFAS No. 143, Asset Retirement Obligations, which affects its comparability with other periods presented.

(3)	On June 15, 2005, we announced a three-for-two split of our outstanding common stock in the form of a stock dividend. The dividend was distributed on July 12, 2005 to stockholders of record at the close of business on June 27, 2005. The information set forth above has been adjusted to give retroactive effect to the stock split.

(4)	Net income for the year ended December 31, 2005 includes a $12.2 million charge, net of tax, for the early redemption of debt, which affects its comparability with other periods presented.

Summary Oil and Gas Reserve Information
      The following table sets forth summary information data with respect to our estimated proved oil and natural gas reserves as of the dates indicated. The following estimates of our net proved oil and natural gas reserves are based on estimates prepared by Miller and Lents, Ltd., independent petroleum consultants. Guidelines established by the SEC regarding the present value of future net revenues were used to prepare these reserve estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of that data by petroleum engineers. In addition, the results of drilling, testing and production activities may require revisions of estimates that were made previously. Accordingly, estimates of reserves and their value are inherently imprecise and are subject to constant revision and change, and they should not be construed as representing the actual quantities of future production or cash flows to be realized from oil and natural gas properties or the fair market value of such properties.

	As of December 31,

	2005	2004	2003

Proved Reserves:
Oil (MBbls)	148,387	134,048	117,732
Natural Gas (MMcf)	283,865	234,030	138,950
Combined (MBOE)	195,698	173,053	140,890
Proved developed reserves (MBOE)	139,830	123,267	109,838
Summary Operating Data
      The following table sets forth summary operating data for the periods indicated.

	Year Ended December 31,

	2005	2004	2003

Production Volume:
Oil (MBbls)	6,871	6,679	6,601
Natural gas (MMcf)	21,059	14,089	9,051
Combined (MBOE)	10,381	9,027	8,110
Average Realized Prices(1):
Oil ($/Bbl)	$44.82	$33.04	$26.72
Natural gas ($/Mcf)	7.09	5.53	4.83
Combined ($/BOE)	44.05	33.07	27.14
Average Wellhead Prices(2):
Oil ($/Bbl)	$51.06	$38.24	$28.82
Natural gas ($/Mcf)	7.87	5.76	5.00
Combined ($/BOE)	49.76	37.28	29.03
Costs per BOE:
Lease operations	$6.59	$5.22	$4.67
Production, ad valorem and severance taxes	4.39	3.36	2.71
Depletion, depreciation and amortization	8.25	5.38	4.13
Exploration	1.39	0.43	—
General and administrative (excluding non-cash stock based compensation)	1.42	1.22	1.07
Other operating expense	0.91	0.56	0.43

(1)	Represents revenue per unit as reported, which includes the impact of oil and natural gas hedging transactions.

(2)	Represents revenue per unit unadjusted for the effect of oil and natural gas hedging transactions.

USE OF PROCEEDS
      We estimate that the proceeds from this offering, after deducting underwriting discounts and commissions but before payment of offering-related expenses, will be approximately $127.2 million. We intend to use the net proceeds of this offering to repay amounts outstanding under our revolving credit facility and for general corporate purposes. At March 29, 2006, we had approximately $100.0 million outstanding under our revolving credit facility. Funds repaid on our revolving credit facility may be reborrowed for general corporate purposes, including to fund costs of our drilling program and possible future acquisitions.
      For the year ended December 31, 2005, the average interest rate on the borrowings outstanding under our revolving credit facility was 6.5%. Our revolving credit facility matures on December 29, 2010.
      The underwriter may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of its business. In November 2005, Citigroup Global Markets, Inc. acted as sole underwriter in connection with a public offering of the Company’s 7.25% Senior Subordinated Notes due 2017 for which it received customary compensation. Citibank, N.A. is co-documentation agent and a lender under our revolving credit facility. We will use the net proceeds of this offering to repay indebtedness outstanding under such facility.
PRICE RANGE OF COMMON STOCK
      Our common stock is listed on the New York Stock Exchange under the symbol “EAC.” The following table sets forth the high and low sales prices per share of our common stock as reported on the New York Stock Exchange for the periods indicated.

	High	Low

2004
First Quarter	$19.23	$15.77
Second Quarter	21.00	16.54
Third Quarter	23.17	16.99
Fourth Quarter	24.59	20.37
2005
First Quarter	$30.48	$21.44
Second Quarter	29.63	22.12
Third Quarter	39.48	28.63
Fourth Quarter	39.37	29.69
2006
First Quarter (through March 29, 2006)	$36.84	$28.16
      On June 15, 2005, we announced a three-for-two split of our outstanding common stock in the form of a stock dividend. The dividend was distributed on July 12, 2005 to stockholders of record at the close of business on June 27, 2005. The information set forth in the table above has been adjusted to give retroactive effect to the stock split.
      Our authorized capital stock consists of 144,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of March 15, 2006, 49,766,021 shares of common stock were issued and outstanding, and no shares of our preferred stock were issued and outstanding.

UNDERWRITING
      Citigroup Global Markets Inc. is the sole underwriter. Subject to the terms and conditions set forth in a purchase agreement between us and the underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, the number of shares of common stock set forth opposite its name below:

Number of
Underwriter	Shares

Citigroup Global Markets Inc.	4,000,000

Total	4,000,000

      Subject to the terms and conditions set forth in the purchase agreement, the underwriter has agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased.
      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriter may be required to make in respect of those liabilities.
      The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
      The underwriter has agreed to purchase the shares from us at a price per share of $31.81 (approximately $127.2 million aggregate proceeds to us before deducting estimated offering expenses payable by us), subject to the terms and conditions set forth in the purchase agreement. The underwriter has advised us that the underwriter proposes to offer the shares from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriter may effect such transactions by selling the shares to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter.
      In addition to the underwriting discount, the underwriter may receive a commission equivalent from the investors up to the amount of $0.05 for each share of common stock sold to the investors in the offering.
      The expenses of the offering, not including any underwriting discount, are estimated at $350,000 and are payable by us.
No Sales of Similar Securities
      We and our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable or exercisable for common stock, whether owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, for 45 days after the date of this prospectus without first obtaining the written consent of the underwriter, other than for a bona fide gift or gifts in which the donee executes a lockup letter and the transaction is not reportable on Form 4. Specifically, we and these other persons have agreed with certain limited exceptions, not to directly or indirectly:

•	offer, sell, contract to sell, pledge or otherwise dispose of any common stock,

•	enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the person or any affiliate of the person or any person in privity with the person or any affiliate of the person in respect of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for such capital stock,

•	file (or participate in the filing) of a registration statement with the Securities and Exchange Commission in respect of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for such capital stock,

•	establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any shares of our capital stock or any securities convertible into or exercisable or exchangeable for such capital stock, or

•	publicly announce an intention to effect any of the foregoing transactions.

Listing on the New York Stock Exchange
      The shares are listed on the New York Stock Exchange under the symbol “EAC.”
Price Stabilization, Short Positions
      Until the distribution of the shares is completed, SEC rules may limit the underwriter and selling group members from bidding for and purchasing our common stock. However, the underwriter may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
      In connection with the offering, the underwriter may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares in the offering, if any. The underwriter may close out its covered short position by purchasing shares in the open market, which would result in a “naked” short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position may be created if the underwriter is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriter in the open market prior to the completion of the offering.
      Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.
      Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Offer, Sale and Distribution of Shares
      In connection with the offering, the underwriter or certain of the securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships
      The underwriter may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of its business. In November 2005, Citigroup Global Markets, Inc. acted as sole underwriter in connection with a public offering of the Company’s 7.25% Senior Subordinated Notes due 2017 for which it received customary compensation. Citibank, N.A. is co-documentation agent and a lender under our revolving credit facility. We will use the net proceeds of this offering to repay indebtedness outstanding under such facility.
      The underwriter or its affiliates may purchase all or a significant portion of the shares offered hereby for its own account or for accounts over which it exercises discretionary authority.
European Selling Restrictions

Notice to Prospective Investors in the European Economic Area
      In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the shares of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.
      Each purchaser of shares of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.
      For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.
      The sellers of the shares of common stock have not authorized and do not authorize the making of any offer of the shares of common stock through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the shares of common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of common stock, other than the underwriter, is authorized to make any further offer of the shares of common stock on behalf of the sellers or the underwriter.

Notice to Prospective Investors in the United Kingdom
      This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified

Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France
      Neither this prospectus nor any other offering material relating to the shares of common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of common stock has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the shares of common stock to the public in France.
      Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).
      The shares of common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS
      The validity of the common stock offered under this prospectus supplement will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with the common stock offered under this prospectus supplement will be passed upon for the underwriter by Andrews Kurth LLP, Houston, Texas.
INDEPENDENT AUDITORS
      The consolidated financial statements of Encore Acquisition Company appearing in Encore Acquisition Company’s Annual Report (Form 10-K) for the year ended December 31, 2005 and Encore Acquisition Company management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
INDEPENDENT PETROLEUM ENGINEERS
      Certain information with respect to the oil and natural gas reserves associated with our oil and natural gas properties is derived from the report of Miller and Lents, Ltd., independent petroleum engineers, and has been included in this prospectus supplement upon the authority of said firm as experts with respect to matters covered by such reports and in giving such report.

PROSPECTUS

$500,000,000

Encore Acquisition Company

777 Main Street, Suite 1400

Fort Worth, Texas 76102
(817) 877-9955

Senior Debt Securities

Subordinated Debt Securities

Preferred Stock

Common Stock

        We may offer from time to time senior debt securities, subordinated debt securities, preferred stock and common stock. Our subsidiaries may guarantee the senior or subordinated debt securities offered by this prospectus.

      We will provide additional terms of our securities in one or more prospectus supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities.

      Our common stock is listed on the New York Stock Exchange under the symbol “EAC.”

       You should consider carefully “Risk Factors” beginning on page 1 before investing in the notes.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 9, 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a “shelf” registration process. Using this process, we may offer the securities this prospectus describes in one or more offerings with a total initial offering price of up to $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

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ABOUT ENCORE ACQUISITION COMPANY

      We are a growing independent energy company engaged in the acquisition, development, exploitation and production of onshore North American oil and natural gas reserves. Since our inception in 1998, we have sought to acquire high-quality assets with potential for upside through low-risk development drilling projects. Our properties are currently located in four core areas: the Cedar Creek Anticline of Montana and North Dakota; the Permian Basin of West Texas and Southeastern New Mexico; the Mid Continent area, which includes the Arkoma and Anadarko Basins of Oklahoma, the North Salt Basin of Louisiana and the Barnett Shale near Fort Worth, Texas; and the Rocky Mountains.

      Our principal executive offices are located at 777 Main Street, Suite 1400, Fort Worth, Texas 76102. Our main telephone number is (817) 877-9955. We maintain a website on the Internet at http://www.encoreacq.com. The information on our website is not incorporated by reference into this prospectus.

RISK FACTORS

      You should carefully consider the following matters, in addition to the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities.

Oil and natural gas prices are volatile and sustained periods of low prices could materially and adversely affect our financial condition and results of operations.

      Historically, the markets for oil and natural gas have been volatile, and these markets are likely to continue to be volatile in the future. Our revenues, profitability and future growth depend substantially on prevailing oil and natural gas prices. Lower oil and natural gas prices may reduce the amount of oil and natural gas that we can economically produce. Prevailing oil and natural gas prices also affect the amount of internally generated cash flow available for repayment of indebtedness and capital expenditures. In addition, the amount we can borrow under our revolving credit facility is subject to periodic redetermination based in part on changing expectations of future oil and natural gas prices.

      The factors that can cause oil and natural gas price volatility include:

•	the supply of domestic and foreign oil and natural gas;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels;

•	political instability or armed conflict in oil or natural gas producing regions;

•	the level of consumer demand;

•	weather conditions;

•	the price and availability of alternative fuels;

•	domestic and foreign governmental regulations and taxes;

•	domestic political developments; and

•	worldwide economic conditions.

      The volatile nature of markets for oil and natural gas makes it difficult to reliably estimate future prices. Any decline in oil and natural gas prices adversely affects our financial condition. If oil or natural gas prices decline significantly for a sustained period of time, we may, among other things, be unable to meet our financial obligations, make planned expenditures or raise additional capital.

Reserve estimates depend on many assumptions that may prove to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions could cause the quantities and net present value of our reserves to be overstated.

      Estimating quantities of proved oil and natural gas reserves is a complex process that requires interpretations of available technical data and numerous assumptions, including certain economic assumptions. Any significant inaccuracies in these interpretations or assumptions or changes in conditions could cause the quantities and net present value of our reserves to be overstated.

      To prepare estimates of economically recoverable oil and natural gas reserves and future net cash flows, we must analyze many variable factors, such as historical production from the area compared with production rates from other producing areas. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also involves economic assumptions relating to commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs. Actual results most likely will vary from our estimates. Any significant variance could reduce the estimated quantities and present value of our reserves.

      You should not assume that the present value of future net cash flows from our proved reserves referred to in our most recent annual report on Form 10-K and other documents we incorporate by reference is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the net present value estimate, and future net present value estimates using then current prices and costs may be significantly less than the current estimate.

The results of high-pressure air injection techniques are uncertain.

      We utilize high-pressure air injection, or HPAI, techniques on some of our properties and plan to use the techniques in the future on a substantial portion of our properties, including our Cedar Creek Anticline properties. The additional production and reserves attributable to our use of the techniques, if any, are inherently difficult to predict. If our HPAI programs do not allow for the extraction of residual hydrocarbons in the manner or to the extent that we anticipate, our future results of operations and financial condition could be materially adversely affected.

If oil and natural gas prices decrease, we may be required to take write downs.

      We may be required to write down the carrying value of our oil and natural gas properties when future estimated oil and gas prices are low or if we have substantial downward adjustments to our estimated proved reserves or increases in our estimates of operating expenses or development costs.

      We capitalize the costs to acquire, find and develop our oil and natural gas properties under the successful efforts accounting method. The net capitalized costs of our oil and natural gas properties may not exceed their estimated fair value. If net capitalized costs of our oil and natural gas properties exceed their fair value, we must, under certain circumstances, charge the amount of the excess to earnings. We review the carrying value of our properties quarterly, based on changes in expectations of future oil and natural gas prices, expenses and tax rates. Once incurred, a write down of oil and natural gas properties is not reversible at a later date even if oil or natural gas prices increase.

Our acquisition strategy subjects us to numerous risks that could adversely affect our results of operations.

      Acquisitions are an essential part of our growth strategy, and our ability to acquire additional properties on favorable terms is important to our long-term growth. Depending on conditions in the acquisition market, it may be difficult or impossible for us to identify properties for acquisition or we may not be able to make acquisitions on terms that we consider economically acceptable. Even if we are able to identify suitable acquisition opportunities, our acquisition strategy depends upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals.

      The successful acquisition of producing properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil and natural gas prices;

•	operating costs; and

•	potential environmental and other liabilities.

      The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We are often not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis.

      Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results. Furthermore, our financial position and results of operations may fluctuate significantly from period to period based on whether significant acquisitions are completed in particular periods. Competition for acquisitions is intense and may increase the cost of, or cause us to refrain from, completing acquisitions.

The failure to properly manage growth through acquisitions could adversely affect our results of operations.

      Growing through acquisitions and managing that growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. Pursuing and integrating acquisitions involves a number of risks, including:

•	diversion of management attention from existing operations;

•	unexpected losses of key employees, customers and suppliers of the acquired business;

•	conforming the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations; and

•	increasing the scope, geographic diversity and complexity of our operations.

      The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

A substantial portion of our producing properties is located in one geographic area.

      We have extensive operations in the Williston Basin of Montana and North Dakota. As of December 31, 2003, our Cedar Creek Anticline properties in the Williston Basin represented approximately 73% of our proved reserves and 61% of our 2003 production. Any circumstance or event that negatively impacts production or marketing of oil and natural gas in the Williston Basin could materially reduce our earnings and cash flow.

Derivative instruments expose us to risks of financial loss in a variety of circumstances.

      We use derivative instruments in an effort to reduce our exposure to fluctuations in the prices of oil and natural gas and to reduce our cash outflows related to interest. Our derivative instruments expose us to risks of financial loss in a variety of circumstances, including when:

•	a counterparty to our derivative instruments is unable to satisfy its obligations;

•	production is less than expected; or

•	there is an adverse change in the expected differential between the underlying price in the derivative instrument and actual prices received for our production.

      Derivative instruments may limit our ability to realize increased revenue from increases in the prices for oil and natural gas.

      We adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” on January 1, 2001. SFAS 133 generally requires us to record each hedging transaction as an asset or liability measured at its fair value. Each quarter we must record changes in the fair value of our hedges, which could result in significant fluctuations in net income and stockholders’ equity from period to period. Please read our most recently filed annual report on Form 10-K and quarterly report on Form 10-Q for a more detailed discussion of our hedging program.

Drilling oil and natural gas wells is a high-risk activity.

      Drilling oil and natural gas wells, including development wells, involves numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be discovered. We often are uncertain as to the future cost or timing of drilling, completing and producing wells. We may not recover all or any portion of our investment in drilling oil and natural gas wells.

      Our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions or miscalculations;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements, which may increase our costs or restrict our activities; and

•	cost of, or shortages or delays in the availability of, drilling rigs and equipment.

The failure to replace our reserves could adversely affect our financial condition.

      Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when reserves are produced, unless we conduct successful exploitation or development activities or acquire properties containing proved reserves, or both. We may not be able to find, develop or acquire additional reserves on an economic basis.

      Substantial capital is required to replace and grow reserves. If lower oil and natural gas prices or operating difficulties result in our cash flow from operations being less than expected or limit on our ability to borrow under our revolving credit facility, we may be unable to expend the capital necessary to find, develop or acquire new oil and natural gas reserves.

We have limited control over the activities on properties we do not operate.

      Other companies operate some of the properties in which we have an interest. We have limited ability to influence or control the operation or future development of these non-operated properties or the amount of capital expenditures that we are required to fund with respect to them. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities and lead to unexpected future costs.

Our business involves many operating risks that can cause substantial losses; insurance may be unavailable or inadequate to protect us against these risks.

      Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

•	fires;

•	natural disasters;

•	explosions;

•	formations with abnormal pressures;

•	blowouts;

•	collapses of wellbore, casing or other tubulars;

•	failure of oilfield drilling and service tools;

•	uncontrollable flows of oil, natural gas, formation water or drilling fluids;

•	pressure forcing oil or natural gas out of the wellbore at a dangerous velocity coupled with the potential for fire or explosion;

•	changes in below-ground pressure in a formation that cause surface collapse or cratering;

•	pipeline ruptures or cement failures;

•	environmental hazards, such as oil spills, natural gas leaks and discharges of toxic gases; and

•	weather.

If any of these events occur, we could incur substantial losses as a result of:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

      We do not maintain insurance against the loss of oil or natural gas reserves as a result of operating hazards, nor do we maintain business interruption insurance. In addition, pollution and environmental risks generally are not fully insurable. We may experience losses for uninsurable or uninsured risks or losses in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

Terrorist activities and the potential for military and other actions could adversely affect our business.

      The threat of terrorism and the impact of military and other action have caused instability in world financial markets and could lead to increased volatility in prices for oil and natural gas, all of which could adversely affect the markets for our operations. Future acts of terrorism could be directed against companies operating in the United States. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risk and, depending on their ultimate magnitude, could have a material adverse effect on our business.

Our development and exploitation operations require substantial capital, and we may be unable to obtain needed financing on satisfactory terms.

      We make and will continue to make substantial capital expenditures in development and exploitation projects. We intend to finance these capital expenditures through a combination of cash flow from operations and external financing arrangements. Additional financing sources may be required in the future to fund our capital expenditures. Financing may not continue to be available under existing or new financing arrangements, or on acceptable terms, if at all. If additional capital resources are not available, we may be forced to curtail our drilling and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

The loss of key personnel could adversely affect our business.

      We depend to a large extent on the efforts and continued employment of I. Jon Brumley, our Chairman of the Board and Chief Executive Officer, Jon S. Brumley, our President, and other key personnel. The loss of the services of Mr. I. Jon Brumley or Mr. Jon S. Brumley or other key personnel could adversely affect our business, and we do not have employment agreements with, and do not maintain key man insurance on the lives of, any of these persons. Our drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced geologists, engineers and other professionals. Competition for experienced geologists, engineers and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

The marketability of our oil and natural gas production is dependent upon transportation facilities over which we have no control.

      The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of pipelines, oil and natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could harm our business. We deliver oil and natural gas through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technological and other resources than we do.

      We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation and production. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

•	acquiring desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	integrating new technologies; and

•	acquiring the equipment and expertise necessary to develop and operate our properties.

      Many of our competitors have financial, technological and other resources substantially greater than ours, which may adversely affect our ability to compete with these companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

We are subject to complex federal, state and local laws and regulations that could adversely affect our business.

      Exploration, development, production and sale of oil and natural gas in North America are subject to extensive federal, state, provincial and local laws and regulations, including complex tax and environmental laws and regulations. We may be required to make large expenditures to comply with applicable laws and regulations, which could adversely affect our results of operations and financial condition. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	environmental protection;

•	reports concerning operations; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property damage;

•	oil spills;

•	discharge of hazardous materials;

•	reclamation costs;

•	remediation and clean-up costs; and

•	other environmental damages.

      We do not believe that full insurance coverage for all potential environmental damages is available at a reasonable cost, and we may need to expend significant financial and managerial resources to comply with environmental regulations and permitting requirements. We could incur substantial additional costs and liabilities in our oil and natural gas operations as a result of stricter environmental laws, regulations and enforcement policies.

      Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Further, these laws and regulations could change in ways that substantially increase our costs. Any of these liabilities, penalties, suspensions, terminations or regulatory changes could make it more expensive for us to conduct our business or cause us to limit or curtail some of our operations.

The cessation of operations by Arthur Andersen LLP will limit our ability to use the consolidated financial statements audited by Arthur Andersen LLP and could impact our ability to access public capital markets as well as our investors’ ability to seek potential recoveries from Arthur Andersen LLP.

      Our consolidated financial statements as of and for the year ended December 31, 2001 were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in this prospectus in reliance upon the authority of said firm as experts in giving said reports. Subsequent to Arthur Andersen LLP’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC and has lost the services of the material personnel responsible for our audit. As a result, it is not possible to obtain Arthur Andersen LLP’s consent to the incorporation by reference of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the consolidated financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

      Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock. Please read “Description of Capital Stock — Preferred Stock” beginning on page 18.

FORWARD-LOOKING INFORMATION

      This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “plan,” “forecast,” “budget,” “goal” or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

      The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	the risks associated with operating in one or two major geographic areas;

•	the risks associated with drilling of oil and natural gas wells in our exploitation efforts;

•	our ability to find, acquire, market, develop, and produce new properties;

•	oil and natural gas price volatility;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of exploitation expenditures;

•	operating hazards attendant to the oil and natural gas business;

•	drilling and completion risks that are generally not recoverable from third parties or insurance;

•	potential mechanical failure or underperformance of significant wells;

•	climatic conditions;

•	availability and cost of material and equipment;

•	derivative instruments;

•	actions or inactions of third-party operators of our properties;

•	our ability to find and retain skilled personnel;

•	availability of capital;

•	the strength and financial resources of our competitors;

•	regulatory developments;

•	environmental risks; and

•	general economic and business conditions and industry trends.

      We have discussed some of these factors in more detail in the “Risk Factors” section of this prospectus. These factors are not necessarily all the important factors that could affect us. We advise you that you should (1) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

USE OF PROCEEDS

      Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include funding working capital requirements, capital expenditures, repayment and refinancing of indebtedness and repurchases and redemptions of securities. Pending any specific application, we may initially invest those funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

      Our ratio of earnings to fixed charges for each of the periods shown is as follows:

	Three
	Months
	Ended		Year Ended December 31,
	March 31,
	2004		2003		2002		2001		2000		1999

Ratio of earnings to fixed charges	7.6	x	7.0	x	5.8	x	6.3	x	2.2	x	2.0	x

      We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before income taxes plus fixed charges exclusive of capitalized interest. “Fixed charges” consist of interest, whether expensed or capitalized, amortization of capitalized expenses relating to indebtedness and an estimate of the portion of annual rental expense on operating leases that represents the interest factor.

DESCRIPTION OF DEBT SECURITIES

      The debt securities covered by this prospectus will be our general unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. Subject to compliance with our revolving credit agreement and the indentures related to our outstanding subordinated notes, we will issue the debt securities under one or more separate indentures between us and a trustee that we will name in the prospectus supplement. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. In this description, we sometimes call the senior indenture and the subordinated indenture the “indentures.”

      We have summarized the provisions of the indentures and the debt securities below. You should read the indentures for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed the forms of the indentures with the SEC as exhibits to the registration statement, and we will include the applicable final indenture and any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. Please read “Where You Can Find More Information.”

      In this summary description of the debt securities, all references to “Encore,” “us” or “our” mean Encore Acquisition Company only, unless we state otherwise or the context clearly indicates otherwise.

General

      The senior debt securities will constitute senior debt and will rank equally with all our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, any senior debt securities and all our other senior debt. The indentures will not limit the amount of debt we may issue under the indentures, and, unless we inform you otherwise in the prospectus supplement, they will not limit the amount of other unsecured debt or securities we may incur or issue. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

      We conduct a substantial part of our operations through our subsidiaries, and our subsidiaries generate a significant part of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are important sources of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain from our subsidiaries cash that we need to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

      Unless we inform you otherwise in the prospectus supplement, the indentures and the debt securities will not contain:

•	any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction; or

•	provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating resulting from a takeover, recapitalization or similar restructuring or otherwise.

      The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities;

•	whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for redemption or early repayment;

•	any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities prior to maturity;

•	the denominations in which we may issue the debt securities;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form, and whether payments on the debt securities will be payable by reference to any index or formula;

•	the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants this prospectus describes;

•	any restrictions or other provisions relating to the transfer or exchange of the debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities issued by Encore or any other entity; and

•	any other terms of the debt securities, whether in addition to, or by modification or deletion of, the terms described herein.

      We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. Those debt securities may bear no interest or may bear interest at a rate that at the time of issuance is below market rates.

Subordination

      Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal, interest or any premium on the subordinated debt securities if:

•	we fail to pay the principal, interest, premium or any other amounts on any Senior Debt when due; or

•	we default in performing any other covenant (a “covenant default”) in any Senior Debt that we have designated if the covenant default allows the holders of that Senior Debt to accelerate the maturity of the Senior Debt they hold.

      Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from making payments on the subordinated debt securities only for up to 179 days after holders of the Senior Debt give the trustee for the subordinated debt securities notice of the covenant default.

      The subordination provisions will not affect our obligation, which will be absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination provisions will not prevent the occurrence of any default under the subordinated indenture.

      Unless we inform you otherwise in the prospectus supplement, the subordinated indenture will not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than our other creditors.

      Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean all notes or other indebtedness, including guarantees, of Encore for money borrowed and similar obligations, unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.

Subsidiary Guarantees

      If specified in the prospectus supplement, subsidiaries of Encore may guarantee the obligations of Encore relating to its debt securities issued under this prospectus. The specific terms and provisions of each subsidiary guarantee, including any provisions relating to the subordination of any subsidiary guarantee, will be described in the applicable prospectus supplement. The obligations of each subsidiary guarantor under its subsidiary guarantee will be limited as necessary to seek to prevent that subsidiary guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law.

Consolidation, Merger and Sale of Assets

      The indentures generally will permit a consolidation or merger between us and another entity. They also will permit the sale by us of our assets substantially as an entirety. The indentures will provide, however, that we may consolidate with another entity to form a new entity or merge into any other entity or transfer or dispose of our assets substantially as an entirety to any other entity only if:

•	the resulting or surviving entity assumes the due and punctual payments on the debt securities and the performance of our covenants and obligations under the applicable indenture and the debt securities; and

•	immediately after giving effect to the transaction, no default or event of default would occur and be continuing.

Events of Default

      Unless we inform you otherwise in the prospectus supplement, the following will be events of default with respect to a series of debt securities:

•	our failure to pay interest or any required additional amounts on any debt securities of that series for 30 days;

•	our failure to pay principal of or any premium on any debt securities of that series when due;

•	our failure to deposit any mandatory sinking fund payment for that series of debt securities when due for 30 days;

•	our failure to comply with any of our covenants or agreements in the debt securities of that series or the applicable indenture, other than an agreement or covenant that we have included in that indenture solely for the benefit of other series of debt securities, for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving bankruptcy, insolvency or reorganization of Encore; and

•	any other event of default provided for that series of debt securities.

      A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

      If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default, or, in some cases, 25% in principal amount of all senior debt securities or subordinated debt securities affected, voting as one class, may declare the principal of and all accrued and all unpaid interest on those debt securities to be immediately due and payable. If an event of default relating to events of bankruptcy, insolvency or reorganization occurs, the principal of and all accrued and unpaid interest on all the debt securities will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default, or of all senior debt securities or subordinated debt securities affected, voting as one class, may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default under either of the indentures may give rise to cross defaults on our other indebtedness.

      A holder of a debt security of any series will be able to pursue any remedy under the applicable indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holder or holders offer to the trustee indemnity reasonably satisfactory to it;

•	the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision will not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

      In most cases, holders of a majority in principal amount of the outstanding debt securities of a series, or of all debt securities affected, voting as one class, will be able to direct the time, method and place of:

•	conducting any proceeding for any remedy available to the applicable trustee; and

•	exercising any trust or power conferred on the applicable trustee not relating to or arising under an event of default.

      Each indenture will require us to file with the trustee each year a written statement as to our compliance with the covenants contained in that indenture.

Modification and Waiver

      We may amend or supplement either indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the applicable indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of the holder of each debt security affected, however, no amendment or supplement may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on any debt security;

•	reduce the principal of, premium on or any mandatory sinking fund payment for any debt security;

•	change the stated maturity of any debt security;

•	reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed;

•	change any obligation to pay additional amounts on any debt security;

•	make the payments on any debt security payable in any currency or currency unit other than as the debt security originally states;

•	impair the holder’s right to institute suit for the enforcement of any payment on any debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with specified provisions of the applicable indenture or to make any change in the applicable indenture’s provisions for modification;

•	waive a continuing default or event of default regarding any payment on any debt security; or

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security.

      We and the applicable trustee may agree to amend or supplement either indenture or waive any provision of either indenture without the consent of any holders of debt securities in some circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for or add guarantees of any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

•	to add events of default with respect to any debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series in any material respect;

•	to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect; and

•	to provide for the acceptance of a successor or another trustee.

      The holders of a majority in principal amount of the outstanding debt securities of any series, or of all senior debt securities or subordinated debt securities affected, voting as one class, may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Discharge and Defeasance

      We will be discharged from all obligations under the applicable indenture with respect to any series of debt securities, except for surviving obligations relating to any conversion rights and to register the transfer or exchange of the debt securities, if:

•	all debt securities of the series previously authenticated and delivered under the relevant indenture have been delivered to the indenture trustee for cancellation; or

•	all debt securities of that series have become due and payable or will become due and payable within one year, at maturity or by redemption, and we deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of that series on the dates those payments are due.

      To exercise our right to be discharged, we must deliver to the applicable trustee an opinion of counsel and an officers’ certificate stating that all conditions precedent to the satisfaction and discharge of the applicable indenture have been complied with.

      In addition to our right of discharge described above, we may deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive (“covenant defeasance”).

      If we defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations to:

•	register the transfer or exchange of debt securities;

•	replace stolen, lost or mutilated debt securities; and

•	maintain paying agencies and hold moneys for payment in trust.

      Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based on a ruling from the United States Internal Revenue Service or a change in law to that effect.

Governing Law

      New York law will govern the indentures and the debt securities.

Trustee

      If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

      Each indenture will limit the right of the trustee, if it becomes one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign.

Form, Exchange, Registration and Transfer

      We will issue the debt securities in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

      Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

      Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee under each indenture as security registrar for the debt securities we issue under that indenture. If the prospectus supplement refers to any transfer agents initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We will be required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities or rescind the designation of any transfer agent.

      In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security:

•	during a period beginning 15 business days before the day of mailing of the relevant notice of redemption and ending on the close of business on that day of mailing; or

•	if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

      Unless we inform you otherwise in the prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder’s registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in the prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

      Unless we inform you otherwise in the prospectus supplement, we will designate the trustee under each indenture as our paying agent for payments on debt securities we issue under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

      Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After repayment to us, holders entitled to those funds must look only to us for payment.

Book-entry Debt Securities

      We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of:

•	60,000,000 shares of common stock; and

•	5,000,000 shares of preferred stock, issuable in series.

      As of June 25, 2004, there were 30,502,681 shares of common stock issued and outstanding, and no shares of our preferred stock were issued and outstanding.

      In the discussion that follows, we refer to our certificate of incorporation, as amended and restated, as our “certificate of incorporation” and to our amended and restated by-laws as our “by-laws.” You should read our certificate of incorporation and by-laws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement. Please read “Where You Can Find More Information.”

Common Stock

      The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of common stock may not cumulate their votes in the election of directors. As a result, the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting us.

      Holders of common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. We have not paid dividends and intend to retain future earnings to provide funds for use in the operation and expansion of our business. In addition, the payment of dividends on the common stock is limited by the provisions of our debt instruments and may be limited by obligations we may have to holders of any preferred stock. In particular, we are prohibited from paying any cash dividends by our revolving credit facility.

      If we liquidate or dissolve our business, the holders of common stock will share ratably in all assets available for distribution to stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

      The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer and sell under this prospectus will also be fully paid and nonassessable.

      Our outstanding shares of common stock are listed on the New York Stock Exchange and trade under the symbol “EAC.” Any additional shares of common stock we offer and sell under this prospectus and related prospectus supplements will also be listed on the New York Stock Exchange.

Preferred Stock

      At the direction of our board of directors, without any action by the holders of common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine the number of shares of each series of preferred stock and, subject to some limitations our certificate of incorporation set forth, the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

      The prospectus supplement relating to any series of preferred stock we offer will include specific terms relating to the offering. These terms will include some or all of the following:

•	the series designation of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or repurchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for any other securities;

•	any voting rights; and

•	any other powers, preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

      Any preferred stock we offer and sell under this prospectus will be fully paid and nonassessable.

      The registration statement will include the certificate of designation as an exhibit or will incorporate the certificate of designation by reference. You should read that document for provisions that may be important to you.

      Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

Limitation on Directors’ Liability

      Our certificate of incorporation limits the liability of our directors to us or our stockholders such that no member of our board of directors will be personally liable for monetary damages for any breach of the member’s fiduciary duty as a director, except for liability:

•	for any breach of the member’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	for any transaction from which the member derived an improper personal benefit.

      This provision could have the effect of discouraging or deterring our stockholders from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders and us. Our by-laws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities, and we have entered into agreements with each of our directors which provide them with contractual rights of indemnification consistent with our by-laws.

Anti-Takeover Provisions of Our By-laws

      Our by-laws establish an advance notice procedure for the nomination of candidates for election as directors. In general, notice of intent to nominate a director at the annual meeting of stockholders or a special meeting of stockholders must contain specified information concerning the person to be nominated and be delivered to our principal executive offices:

•	with respect to elections to be held at the annual meeting of stockholders:

•	not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting;

•	if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 90 days after that anniversary date, not earlier than the 120th day before the meeting and not later than the close of business on the later of (1) the 90th day before the meeting or (2) the tenth day following the day on which we first make a public announcement of the date of the meeting;

•	with respect to elections to be held at a special meeting of stockholders for the election of directors, not earlier than the 120th day before the meeting and not later than the close of business on the later of (1) the 90th day before the meeting and (2) the tenth day following the day on which we first make a public announcement of the date of the meeting and of the nominees proposed by the board of directors to be elected at the meeting.

These procedures may operate to limit the ability of stockholders to nominate candidates for election as directors.

Delaware Takeover Statute

      We have opted out of Section 203 of the Delaware General Corporation Law. Section 203 regulates corporate acquisitions and prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder. For purposes of Section 203, a “business combination” includes, among other things, a merger or consolidation involving Encore and the interested stockholder and the sale of 10% or more of our assets to the interested stockholder. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Delaware Corporate Opportunity Provision

      As permitted by Section 122(17) of the DGCL, our certificate of incorporation contains a provision that permits a current and three former investor stockholders and their affiliates to participate in transactions relating exclusively to the acquisition, development and exploitation of North American oil and natural gas reserves without making such opportunities available to Encore. When our certificate of incorporation was adopted in March 2001, these current and former stockholders believed this provision was necessary and appropriate because of their other significant investments in entities that conduct operations in the oil and natural gas industry.

Registration Rights

      The holders of approximately 10,386,640 shares of common stock are entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock in the registration. Additionally, such holders are also entitled to demand registration rights, pursuant to which they may require us on up to three occasions to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use all reasonable efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within 180 days following an offering of our securities.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

PLAN OF DISTRIBUTION

      We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers or (3) through agents. The prospectus supplement will set forth the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds we will receive from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

      If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to several conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      If we use underwriters in the sale of the offered securities, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our securities until the distribution of the offered securities is completed. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the offered securities.

      In connection with an underwritten offering, the underwriters may make short sales of the offered securities and may purchase our securities on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are made in an amount not greater than the over-allotment option we may grant to the underwriters in connection with the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing our securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

      The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase our securities in the open market to reduce the selling group members’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases or those purchases could prevent or retard a decline in the price of the security. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

      Neither we nor the underwriters will make any representation or prediction as to the direction or magnitude of any effect that the transactions we describe above may have on the price of the offered securities. In addition, neither we nor the underwriters will make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

      We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

      We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

      If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from selected types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

      We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL OPINIONS

      Baker Botts L.L.P., Houston, Texas, our counsel, will issue an opinion about the legality of any common stock, preferred stock or debt securities we offer through this prospectus. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

INDEPENDENT AUDITORS

      The consolidated financial statements of Encore Acquisition Company at December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003, appearing in Encore Acquisition Company’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      Our consolidated financial statements as of and for the year ended December 31, 2001 incorporated by reference in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report. Subsequent to Arthur Andersen LLP’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC, and has lost the services of the material personnel responsible for our audit. As a result, it is not possible to obtain Arthur Andersen LLP’s consent to the incorporation by reference of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the consolidated financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

INDEPENDENT PETROLEUM ENGINEERS

      Certain information with respect to the oil and natural gas reserves associated with our oil and natural gas properties is derived from the report of Miller and Lents, Ltd., independent petroleum engineers, and has been incorporated by reference in this prospectus upon the authority of said firm as experts with respect to matters covered by such reports and in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      This prospectus is part of a registration statement we have filed with the SEC relating to the securities. This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC’s public reference room or through its Web site.

      The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of

1934 (Commission File Number 001-16295) after the date of this prospectus and until we sell all the offered securities. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2003;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2004;

•	our current reports on Form 8-K filed with the SEC on March 30, 2004, March 31, 2004, April 20, 2004, April 30, 2004, June 8, 2004, and June 23, 2004; and

•	the description of our common stock in our registration statement on Form 8-A filed with the SEC on December 21, 2000.

      We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning us at the following address:

Encore Acquisition Company
777 Main Street, Suite 1400
Fort Worth, Texas 76102
Attention: Corporate Secretary
Telephone: (817) 877-9955

      You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any person to provide information other than that provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on its cover page or that any information contained in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Accordingly, we urge you to review each document we subsequently file with the SEC and incorporate by reference as we describe above for updated information.

4,000,000 Shares
Encore Acquisition Company
Common Stock

PROSPECTUS SUPPLEMENT
March 29, 2006

Citigroup